RMS

18005917

Securities and Exchange

MAR 15 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

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SEC FILE NUMBER
8-69808

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (Date) AND ENDING December 31, 2017 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Elefant Markets International, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255N 400W 106
(No. and Street)

Salt Lake City (City) UT (State) 84103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name - *if individual, state last, first, middle name*)

1450 Brickell Ave. - 18th Floor (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Zelma Collazo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elefant Markets International, Inc. as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CARLOS OMAR GONZALEZ
ABOGADO NOTARIO

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, or statement, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Other

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Affidavit Number: 3,709

Sworn and subscribed before me by Zelma Collazo, of legal age, married and resident of Guaynabo, Puerto Rico, personally known to me.

In San Juan, Puerto Rico, on March 14, 2018.

RECIBO

Sello

03/13/2018

Sello de Asistencia Legal
80098-2018-0313-48091099

18-A4998213

NOTARY PUBLIC

OMAR GONZALEZ-DAVILA

IN STRICTO JURE

2005

ABOGADO NOTARIO

ELEFANT MARKETS INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of
Elefant Holdings, LLC

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Elefant Markets International, Inc. (A wholly-owned subsidiary of Elefant Holdings, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Elefant Markets International, Inc. (A wholly-owned subsidiary of Elefant Holdings, LLC) (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Elefant Markets International, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Elefant Markets International, Inc.'s management. Our responsibility is to express an opinion on Elefant Markets International, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elefant Markets International, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has not generated any revenues from customers which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Morrison, Brown, Argiz & Farra

We have served as Elefant Markets International, Inc.'s auditor since 2017.
Miami, Florida
March 14, 2018

ELEFANT MARKETS INTERNATIONAL, INC.

(a Wholly-Owned Subsidiary of
Elefant Holdings, LLC)

Statement of Financial Condition

December 31, 2017

Assets	
Cash	$ 193,432
Receivables from clearing broker	501,046
Marketable securities, at fair value	87,476
Prepaid expenses	70,959
Fixed assets, net of accumulated depreciation and amortization of $42,804	93,927
Deposit with clearing broker	500,058
Other assets	1,093
Total Assets	$ 1,447,991
Liabilities and Stockholder's Equity	
Liabilities:	
Securities sold, not yet purchased	$ 5,908
Accounts payable and accrued expenses	85,065
Payable to affiliate	69,152
	160,125
Commitments and contingencies (Note 7)	
Stockholder's equity:	
Common stock, $1.00 par value, 5,000,000 shares authorized, 100 shares issued and outstanding	100
Additional paid in capital	4,615,241
Accumulated deficit	(3,327,475)
	1,287,866
Total Liabilities and Stockholder's Equity	$ 1,447,991

See accompanying notes to the Statement of Financial Condition

ELEFANT MARKETS INTERNATIONAL, INC.
(a Wholly-Owned Subsidiary of
Elefant Holdings, LLC)
Notes to the Statement of Financial Condition
December 31, 2017

1. ORGANIZATION

Elefant Markets International, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Elefant Holdings, LLC (the "Parent"). The Company was formed in 2016 as a Corporation in accordance with the laws of the Commonwealth of Puerto Rico and was approved by FINRA to operate as a registered broker dealer on January 9, 2017. The Company's main business line is to trade fixed income instruments on a proprietary basis for both its customers and its own account.

The accompanying Statement of Financial Condition has been prepared on a going concern basis of accounting. To date, the Company has experienced loses primarily due to its operations, which has primarily consisted of developing and testing a proprietary trading platform with no appreciable revenues, as the platform has only recently become operational. The Company intends to begin operating its platform fully during the first half of 2018 at which point it expects to have appreciable revenues. Management has received assurance from its Parent that it will fund operations until such time that the platform is fully operational and profitable.

The Company was initially set up in the Commonwealth of Puerto Rico to take advantage of certain tax benefits being afforded to certain financial institutions of the Commonwealth. However, due to several operational issues, during January 2018, the Company decided to relocate its operations in Salt Lake City, Utah. See also Footnotes 7 and 10.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined.

Cash
The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

Securities Transactions
Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Receivables from Clearing Broker

Receivables from clearing broker represents cash on hand for trading or other purposes. Such receivables are deemed collectible unless an event occurs calling the collectability into question.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives using the straight-line method. Office equipment is depreciated over 3-5 years, and furniture and fixtures are depreciated over 5-7 years. Leasehold improvements are amortized over the shorter of the estimated useful lives or the lease term, which is 4 years. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Clearing Arrangements

The Company has a clearing agreement with Pershing Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $500,000.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017. The actual outcome of the estimates could differ from the estimates made in the preparation of the Statement of Financial Condition.

Income Taxes

The Company is treated as a corporation for tax purposes. As an entity operating solely in the Commonwealth of Puerto Rico, the Company is not subject to U.S. federal corporate taxes, only to income taxes in the Commonwealth of Puerto Rico. The provision for income taxes includes taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)
The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The Commonwealth of Puerto Rico is currently the only tax jurisdictions where the Company files income tax returns. The Company is subject to examinations by tax authorities for all periods since its inception.

Recently Issued Accounting Pronouncements
Revenue Recognition
In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)," ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods and services to customers in an amount that reflects the considerations to which the company expects to be entitled in exchange for those goods and services, and requires enhanced disclosures. The Company has identified its revenues and costs that are within the scope of the new guidance and continues to evaluate their potential impact on the results of operations and disclosures.

The Company plans to adopt ASU No. 2014-09 on January 1, 2018. At this time, the Company intends to apply the standard using the full retrospective method of adoption. The Company's implementation process is currently in progress. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is substantially complete. As a result of the evaluation performed, the Company does not expect there will be changes to the timing of recognition of revenue. The Company will continue to monitor additional modifications, clarifications or interpretations by the FASB that may impact its current conclusions and will provide updates in future periods.

Leases
In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for leases as finance or operating leases. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance will be effective for the Company beginning January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact this guidance will have on the Statement of Financial Condition.

3. RELATED PARTIES

The Company entered into an agreement with an affiliate, Elefant Sciences, LLC ("Sciences") a technology development firm whereby Sciences would assist in the development of the Company's proprietary trading platform, and then thereafter, assist in ongoing operation of the platform. In addition, the Company provided certain administrative support to Sciences in which it will be reimbursed. As of December 31, 2017, the Company owed Sciences $65,333 for such services net of such reimbursements.

The Company entered into an agreement with the Parent whereby the Parent would provide certain services to the Company. The Company owed the Parent $3,819 for such services as of December 31, 2017.

During the formation of the Company prior to 2017, a shareholder of the Parent paid for certain reimbursable expenses on behalf of the Company. Such obligation was formalized in note agreements between the Company and the aforementioned shareholder. Such note agreements provided for interest at 4% per annum. Prior to December 31, 2017, such notes were transferred to the Parent and the Company was released from its obligation to repay amounts due under the agreements, including all accrued interest.

4. FIXED ASSETS

Fixed assets were comprised of the following at December 31, 2017:

Office equipment	$	75,718
Furniture and fixtures		17,037
Leasehold improvements		43,976
		136,731
Less: accumulated depreciation and amortization		(42,804)
Fixed assets, net	$	93,927

5. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $100,000 or 1500% of Aggregate Indebtedness, (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company's Net Capital was $1,115,562 which was 1,015,562 in excess of the required Net Capital of $100,000. At December 31, 2017, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.14 to 1.

6. INVESTMENTS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company utilizes the following inputs to value its positions:

Corporate Debt - The Company uses an independent pricing service to value corporate debt using recently executed transactions of the issuer or comparable issuers, market price quotations (when observable), broker or dealer quotations, matrix pricing, or a discounted cash flow model that factors in, where applicable, interest rate yield curves, bond spreads or credit default swap spreads. Corporate debt is generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, corporate debt is categorized in Level 3 of the fair value hierarchy.

US Government Securities – U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets:				
Corporate Debt	$ -	$ 87,476	$ -	$ 87,476
Total Assets	$ -	$ 87,476	$ -	$ 87,476
Liabilities				
Corporate Debt	$ -	$ (4,922)	$ -	$ (4,922)
US Government Securities	(986)	-	-	(986)
Total liabilities	$ (986)	$ (4,922)	$ -	$ (5,908)

7. COMMITMENTS AND CONTINGENCIES

Commitments

During the year ended December 31, 2017, the Company leased office space in San Juan, Puerto Rico. However, in January 2018, the Company decided to move its operations to Salt Lake City, UT. As such, it signed a new lease and will complete its relocation during the first quarter of 2018. The new office space is leased pursuant to a nine-month lease, expiring in October 2018. The Company intends on subleasing office its space in Puerto Rico, but has not yet secured a subtenant, and is therefore obligated to pay the remaining lease obligation if no tenant is secured. Future minimum lease payments for both office spaces are as follows:

2018	$ 48,883
2019	28,858
2020	28,858
	$ 106,599

Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2017, the Company was not involved in any such claims or lawsuits.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments include securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk.

The Company's customer securities activities are provided to a diverse group of institutional, corporate and individual investors. In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various securities trading and brokerage activities in which counterparties primarily include broker-dealers, banks, other financial institutions and corporations. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

9. INCOME TAXES

The Company's gross deferred tax assets are comprised mainly of $3,239,000 of Puerto Rico net operating loss carryforwards expiring in various amounts starting in 2026. Their utilization is limited to future taxable earnings of the Company, expire in 10 years and are limited to 80% of taxable income.

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 was enacted. This act includes a permanent reduction in the Corporation income tax rate from 35% to 21%, effective January 1, 2018. This rate change had no effect on the Company, since the Company recorded a full allowance on the net deferred tax asset as of December 31, 2017.

10. SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through the issuance date of the Statement of Financial Condition.

As mentioned in Footnote 1, in January 2018, the Company decided to move its headquarters to Salt Lake City, Utah. The Company signed a lease for the office space in Salt Lake City, Utah, and the terms of such lease are included in Footnote 7. The Company intends on completing its relocation of its operations to the new location during the first quarter of 2018.

ELEFANT MARKETS INTERNATIONAL, INC.
(A Wholly-Owned Subsidiary of Elefant Holdings, LLC)

Statement of Financial Condition

December 31, 2017